UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 05, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED - RESULTS OF THE 77th ANNUAL GENERAL MEETING OF SHAREHOLDERS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

RESULTS OF THE 77th ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the Company held on Tuesday, 4 May 2021 ("Annual General Meeting"), all the ordinary and special resolutions, as set out in the 2020 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2020, were passed by the requisite majority of votes of shareholders present by way of electronic communication or represented by proxy.

The total number of shares voted by way of electronic communication or by proxy at the Annual General Meeting was 319,048,466 ordinary shares ("Shares") representing 76% of AngloGold Ashanti's issued share capital as at Friday, 23 April 2021, being the Voting Record Date.

The voting results were as follows:

1. **Ordinary resolution 1 -** Re-election of directors

	Total Shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%[1]	%[1]
1.1 Mr AM Ferguson	99.12	0.88	318,278,208	76.28	0.18
1.2 Mrs KC Ramon	99.98	0.02	315,727,312	75.66	0.80
1.3 Mr JE Tilk	90.07	9.93	318,276,594	76.28	0.18

2. **Ordinary resolution 2 –** Election of a director

	Total Shares voted				Shares abstained
Director	For (%)	Against (%)	Number	%[1]	%[1]
2.1 Dr KOF Busia	99.12	0.88	318,232,963	76.26	0.20

3. **Ordinary resolution 3 –** Appointment of Audit and Risk Committee members

Directors	For (%)	Against (%)	Number	%[1]	%[1]
		Total Shares voted			Shares abstained
3.1 Mr AM Ferguson	99.16	0.84	318,273,912	76.27	0.19
3.2 Mr R Gasant	96.70	3.30	318,274,455	76.27	0.19
3.3 Ms NVB Magubane	99.21	0.79	318,277,609	76.28	0.18
3.4 Ms MC Richter	99.17	0.83	318,279,153	76.28	0.18
3.5 Mr JE Tilk	98.33	1.67	318,274,367	76.27	0.19

4. **Ordinary resolution 4 -** Reappointment of Ernst & Young Inc. as auditors of the Company

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
76.40	23.60	318,300,840	76.28	0.18

5. **Ordinary resolution 5 -** General authority to directors to allot and issue ordinary shares

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
90.05	9.95	318,267,438	76.27	0.19

6. **Ordinary resolution 6** – Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report

	For (%)	Against (%)	Number	%[1]	%[1]
		Total Shares voted			Shares abstained
6.1 Remuneration Policy	95.30	4.70	318,126,253	76.24	0.22
6.2 Implementation Report	86.34	13.66	318,133,872	76.24	0.22

7. **Special resolution 1 –** Remuneration of non-executive directors

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
98.89	1.11	318,104,800	76.23	0.23

8. **Special resolution 2 -** General authority to acquire the Company's own Shares

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.87	0.13	318,194,905	76.26	0.20

9. **Special resolution 3 -** General authority for directors to issue for cash, those Shares which the directors are authorised to allot and issue in terms of ordinary resolution 5

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
89.48	10.52	318,239,039	76.27	0.19

10. **Special resolution 4 -** General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.14	0.86	318,113,601	76.24	0.22

11. **Ordinary resolution 7 -** Directors' authority to implement special and ordinary resolutions

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.95	0.05	318,121,938	76.24	0.22

[1] Expressed as a percentage of 417,272,839 AngloGold Ashanti Shares in issue as at Friday, 23 April 2021, being the Voting Record Date.

ENDS

Johannesburg
5 May 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors
Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 05, 2021

By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary